Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Cheap Plate Inc.
306 E 92nd Street, Apt 1R
New York, NY 10128
www.cheapplate.com

Up to $107,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Cheap Plate Inc.
Address: 306 E 92nd Street, Apt 1R, New York, NY 10128
State of Incorporation: DE
Date Incorporated: January 26, 2018

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $107,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
    Note converts to Common Stock when the company raises $3,000,000.00 in a qualified equity financing.
    Maturity Date: February 26, 2021
    Valuation Cap: $7,000,000.00
    Discount Rate: 20.0%
    Annual Interest Rate: 5.0%
Minimum Investment Amount (per investor): $250.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
Each share has one vote per share

Material Rights:

<p>Rights to dividends as determined by the board of Directors.</p>

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See shareholder bonus below

Perks*

With the Investment of: $1,000-$4,999- Receive a "Gyft Card(s)" in the amount of *$150.00* - redeemable at over 200 top national retailers of your choice.

With the Investment of: $5,000-$24,999- Receive a "Gyft Card(s)" in the amount of *$250.00* - redeemable at over 200 top national retailers of your choice.

With the Investment of: $25,000+ - Receive a "Gyft Card(s)" in the amount of *$500.00* - redeemable at over 200 top national retailers of your choice.

All perks occur after the offering is completed.

StartEngine shareholders bonus

Cheap Plate Inc. will offer 10% additional bonus interest for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Cheap Plate is an online restaurant delivery & pick up food ordering platform for based in New York City that will partner with local restaurants and sign-up customers to place food orders on the Cheap Plate platform for delivery or for pick up food orders. Cheap Plate will offer every customer a fixed & permanent discount on every order. Based on our research, Cheap Plate's 10% discount will be the largest customer loyalty program in the entire industry.

Competitors and Industry

Our top competitors are as follows: GrubHub/Seamless, UberEats, Delivery.com, DoorDash, Postmates, Amazon Restaurants/Caviar & Slicelife.com. We believe, Cheap Plate will offer the largest customer loyalty program in the entire industry in order to compete with our competitors. We believe that our major competitors may not be able to match our customer discount, which will provide Cheap Plate with a major competitors advantage. Cheap Plate will be launching in one area of Manhattan. Cheap Plate will seek to expand into all of New York City.

Current Stage and Roadmap

Cheap Plate has successfully completed phase 1 & 2 of our platform technology/development. Cheap Plate is completely market ready to begin the signup process of adding restaurants on our platform and customers to begin placing food orders (beta testing). We have additional customizations, API & Mobile Apps to integrate into our platform in phase 3 & 4. We "anticipate" entering the market in May/June 2019 to begin restaurant & customer sign-ups.

The Team

Officers and Directors

Name: Richard J. Temple

Richard J. Temple's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & CEO
  Dates of Service: January 26, 2018 - Present
  Responsibilities: Run the day to day of the company operations

- **Position:** Board Secertary
  Dates of Service: January 26, 2018 - Present
  Responsibilities: Run & record all votes, write up the meeting minutes

Other business experience in the past three years:

- **Employer:** Greenwich House
  Title: Culinary Chef Instructor
  Dates of Service: November 10, 2014 - June 22, 2016
  Responsibilities: Chef Instructor of Culinary Arts -Conducted cooking classes/instructions to the members' of Greenwich House

Name: John Murphy

John Murphy's current primary role is with TAG Heuer. John Murphy currently services 40 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Directors-Advisor
  Dates of Service: December 07, 2018 - Present
  Responsibilities: To advise the company on matters related to sales & marketing as well as all company matters.

Other business experience in the past three years:

- **Employer:** Bulgari
  Title: Senior Training Manager, North America
  Dates of Service: September 01, 2012 - January 18, 2019
  Responsibilities: Provide ongoing training & coaching to the company's boutique managemernt & sales team members.

Other business experience in the past three years:

- **Employer:** TAG Heuer
  Title: National Sales Trainer- North America
  Dates of Service: January 18, 2019 - Present
  Responsibilities: Provide ongoing sales training & coaching to the company's boutiques & wholesale outlets/clients

Name: David Masor

David Masor's current primary role is with Kbell Properties. David Masor currently services 25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Director-Advisor
  Dates of Service: December 07, 2018 - Present
  Responsibilities: Advise the company on all matters

Other business experience in the past three years:

- **Employer:** Clarksons Platou Securities
  Title: Director - Credit Trading
  Dates of Service: May 01, 2015 - April 01, 2017
  Responsibilities: Focused on fixed income trading for shipping, off shore energy/oil services & metal/mining.

Other business experience in the past three years:

- **Employer:** Kbell Properties
  Title: Managing Partner
  Dates of Service: July 10, 2018 - Present
  Responsibilities: Run day to day operations of the company

Name: Meredith Gilfeather

Meredith Gilfeather's current primary role is with The Gilfeather Group, Inc.. Meredith Gilfeather currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Director-Advisor
  Dates of Service: December 07, 2018 - Present
  Responsibilities: Advise the company on all matters

Other business experience in the past three years:

- **Employer:** The Gilfeather Group, Inc.
  Title: President
  Dates of Service: May 05, 2008 - Present
  Responsibilities: Direct all operations of the company- assist it's clients with strategic and intelligent marketing research to identify busienss challenges and oportunities.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our service, that people think it's a better option than a competing service, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Convertible Note purchased through this crowdfunding campaign is subject to

SEC limitations of transfer. This means that the Convertible Note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the Convertible Notes back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the restaurant ordering platform industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering convertible notes in the amount of up to $107,000.00 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Convertible note. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Convertible Notes/ Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online restaurant food ordering. Our revenues are therefore dependent upon the market for online restaurant food ordering.

Minority Holder; Securities with No Voting Rights

The convertible note that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting Convertible Notes as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the convertible notes we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes you are buying has no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the convertible notes being offered in this offering. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our service will be able to gain traction in the marketplace at a faster rate than our current services have. It is possible that our new service will fail to gain market acceptance for any number of reasons. If the new service fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have platforms on the market. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing platforms earlier than us, or superior platforms than those developed by us. There can be no assurance that competitors will render our technology obsolete or that the technology developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Cheap Plate was formed- January 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Cheap Plate has incurred a net loss and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, no customers, and effectively no revenue. If you are investing in this company, it's because you think that Cheap Plate is a good idea, that the team will be able to successfully market, and sell the service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including technology development, accounting, legal work, public relations, advertising/marketing. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our customers and the restaurants that utilize our platform. Further, any significant disruption in service on Cheap Plate or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors, customers and restaurants interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Cheap Plate could harm our reputation and materially negatively impact our financial condition and business.

Future State of Federal Government Regulations

Any unfavorable future state or Federal Government regulation of our industry could hurt our business.

Lawsuits for unintentional use of established trademark infringements
We could be subject of lawsuits for unintentional use of established trademarks

General Liability
We could be subjected to legal expenses to fight claims related to the food/restaurant industry. In general- we could be included in lawsuits from customers against our restaurant partners for claims of food poising, any accidents involved with the restaurants delivery staff; food tampering during the delivery process; and or claims that a restaurant partner delivery of alcoholic beverages to underage diners. Cheap Plate protects itself through contracts & terms of service/use from these potential claims.

Catastrophic Events
Our business could be harmed due to any natural events such as major huuicanes, floods or other unnatural events such as a catstrohic act of terrorism.

Only One (1) Employee
Cheap Plate currently has one employee- the CEO. Cheap Plate has developed a Board of Directors approved leadership contingency -secession plan if the CEO dies or becomes incapacitated to run the corporation. The Board of Directos will assume resposibility of the day to day company operations until they are able to appoint/hire a new company president/Director.

Only one (1) Employee
The company currently has only one employee at this time- our CEO. The company has a board-approved contingency /secession plan in place in the event that the CEO dies or becomes incapacitated by illness. The Board of Directors will assume control over the company until they are able to hire a President/Director to resume day to day management/company operations.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our noteholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our noteholders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Richard J. Temple	8,000,100	Common Stock	95.8

The Company's Securities

The Company has authorized Common Stock, and Series 2019 CF - Convertible Promissory Notes.

Common Stock

The amount of security authorized is 12,000,000 with a total of 8,350,100 outstanding.

Voting Rights

Each share has one vote per share

Material Rights

There are no material rights associated with Common Stock.

Series 2019 CF - Convertible Promissory Notes

The security will convert into Common stock and the terms of the Series 2019 CF - Convertible Promissory Notes are outlined below:

Amount outstanding: $0.00
Maturity Date: February 26, 2021
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: $3,000,000 qualified equity financing

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its stock resulting in gross proceeds to the Company of at least $3,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $7,000,000 divided by the aggregate number of outstanding stock of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $7,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a minority holder of Convertible Notes of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $80.01
  Number of Securities Sold: 8,000,100
  Use of proceeds: Since the company's formation, 8,000,100 common shares with a par value of $0.001 per share were issued to the companies CEO- Richard J. Temple
  Date: February 28, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $10.00
  Number of Securities Sold: 100,000
  Use of proceeds: Award of common stock to a board of director
  Date: February 28, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $10.00
  Number of Securities Sold: 100,000
  Use of proceeds: Award of common shares to a board of director
  Date: February 28, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $10.00
  Number of Securities Sold: 100,000
  Use of proceeds: An award of common shares to board of director
  Date: February 28, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $5.00
  Number of Securities Sold: 50,000
  Use of proceeds: An award to an angel lender
  Date: February 28, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Cheap Plate was incorporated in January 2018. The entire year was focused on research/development of our technology. We only had expenses in 2018 & 2019 and no operating income. The expenses were mainly one time developement fees building our technology. Other expenses were legal fees related to incorporate documentation, amendments and conducting serveral trade mark searches.

We also increased on monthly expenses during 2018 as we added subcriptions services into our platform, such as recurring monthly fees for API's /3rd party service providers that were intregrated into our platform. Our monthly expenses as of Jan 31, 2019 have been stable & predictable and has not increased as of Jan 31, 2019.

Historical results and cash flows:

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. Our income is currently predicative based on our historical operating expenses over the past year. We predict our historical operating expenses to remain the same until we begin our launch in our tarket area of Yorkville, NYC.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has cash on hand & private note(s) payable to the company. At this time, we do not have access to any capital resources. We "anticpate" having access to future captial resources as we lauch our platform and begin earning income. The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised from the campaign will be critical to our company's operations to launch in our target area of Yorkville, NYC. Our platform is ready to earn income, as we build up our buiness, we expect to start earning income to help support the companies operations . We currently do not have any access to additional capital resources. However, upon the company earning income, we anticipate that we may have access to future captial resources such as a bank loan/line of credit.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised from the campaign will be necessary for the viability of our company to get us to a position for the company to begin earning income. Of our total cash on hand, none of that will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be able to operate the company for 12 months with a minimum fundraise based on our current monthly expenses of approximately $400.00 per month, based on the past 12 months of operating the business. Our current monthy expenses are, but not limited to: Web hosting, recurring subscription fees for 3rd party monthly services, such as API's monthly fees, virtual phone & faxing monthly fees, on-demand corporate office fees.

How long will you be able to operate the company if you raise your maximum funding goal?

We will be able to operate the business for 18-24 months based on current operating expenses based on the past 12 months of operating the business.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As we build our buiness and start earning income, we would anticipate having additional access to sources of capital resources such as lines of credit, etc.

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. Any proceeds we raise from this offering will be used immediately to complete additional custom designs into our platform as well as funds will be used for marketing efforts to launch our platform in our target area of Yorkville, Manhattan in NYC.

Indebtedness

- **Creditor:** Private Lender-RF. Wrublewski
  Amount Owed: $28,000.00
  Interest Rate: 10.0%
  Maturity Date: July 01, 2027
  The loan payments are on deferment until we are able to support the loan payments.

Related Party Transactions

- **Name of Entity:** Richard Temple
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $1,240.00
  Material Terms: Payable Notes- $1,240.00, 0% interest, 12 month balloon payment. Notes currently outstanding and matures in April 2019.

Valuation

Valuation Cap: $7,000,000.00

Valuation Cap Details: The valuation for the offering was established by the company. The company has not undertaken any official or independent method to calculate our valuation cap. The price merely reflects the opinion of the company as to what would be fair market value. The company believes our valuation cap is reasonable. Cheap Plate's board trust that our industry is very strong, still growing with a proven track record. Our Industry forecasting shows strong & upward trends. Our technology is up and running and we are ready to launch & earn income immediately. Our irresistible customer loyalty program combined with our lower cost benefit to restaurants will be a compelling win/win to gain market share, both with restaurant partnerships & customers with strong customer retainage with our permanent customer discount offer, which will be key to take on our competitors. Our business model will also have a national appeal beyond just New York City. Cheap Plate will not just be disrupting the largest Tier 1 market place of NYC for online restaurant ordering, but our platform also has tremendous growth potential for national expansion into other Tier 1 & 2 markets to continue both revenue growth and valuation. Cheap Plate is using the discounted cash flow model of the successful restaurant food ordering platform Slice (Slice charges a low flat fee -the same amount on every order regardless of the order amount). Slice was founded in 2010 and is still growing/expanding. Cheap Plate has a stronger income potential over Slice, at their start-up and current stage of operations since Slice only partners with pizzerias. For example. Cheap Plates percentage commission income will be similar to Slices income; however, Slice is locked into a single fee structure whereas Cheap Plate's commission income raises/beats Slice income on orders at/above $35.00. Additionally; in our launch market of Yorkville, Manhattan, there are approximately 520 restaurants currently using 3rd party restaurant platforms. Slice only has approximately 35 partnerships in Yorkville Manhattan market share out of 520 restaurants due to Slice's limited partnerships with only pizzerias. Whereas Cheap Plate will have the potential/ opportunity to partner with all of the 520 restaurants in Yorkville Manhattan since we are not limiting our potential restaurant partnerships to only certain types of restaurants. Cheap Plate, therefore, anticipates our discounted income model to far exceed Slice's discounted income model in Yorkville, and in all markets that we compete in with Slice.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  64.0%
  We will do additional developments/custom designs to our platform to enhance functionality.

- *Operations*
  30.0%
  Operational expenses to cover basic carrying cost. Our carrying cost is mainly recurring monthly fees for subscriptions; such as fees to our API providers, our telephone system, monthly retainer fee to our marketing/Ad firm, fees to our web hosting service provider, virtual faxing as well as our on-demand office monthly fees.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  20.0%
  We will do additional development/custom designs such as an additional customer loyalty program that will allow us to add cash/credits into the customers account that would apply to future orders on our platform, add an API, Mobile Apps to our platform to enhance functionality.

- *Marketing*
  66.0%
  We will use this portion of funds raised to pay for marketing to both Restaurants & Customers for sign-ups. We will be using various mediums to market our business launch. Including, but not limited to these marketing methods; Facebook targeting ads, direct mail, direct/in-person sales with restaurants, utilizing window marketing decals/stickers for restaurants. Marketing hand-out materials in our launch area.

- *Operations*
  8.0%
  Proceeds to cover monthly operating expenses. Our carrying cost is mainly recurring monthly fees for subscriptions; such as fees to our API providers, our telephone system, monthly retainer fee to our marketing/Ad firm, fees to our web hosting service provider, virtual faxing as well as our on-demand office monthly fees.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.cheapplate.com (www.CheapPlate.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/cheapplate

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Cheap Plate Inc.

[See attached]

I, Richard J. Temple, the Founder & CEO of Cheap Plate, Inc., hereby certify that the financial statements of Cheap Plate, Inc. and notes thereto for the periods of January 26th, 2018 (inception) ending December 31st, 2018 (Fiscal Year End Review) and ending January 31st 2019 (Year to Date Fiscal Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the February 28th, 2019.



_____
(Signature)

Founder & CEO
 (Title)

February 28th, 2019
(Date)

CHEAP PLATE, INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF January 26, 2018 (inception) TO THE YEARS ENDED
December 31, 2018 and January 31, 2019

CHEAP PLATE, INC
Index to Financial Statements
(unaudited)

CHEAP PLATE, INC.
BALANCE SHEETS
JANUARY 26, 2018 (inception) to DECEMBER 31, 2018 & JANUARY 31, 2019
(unaudited)

Balance Sheet

Cheap Plate, Inc.
As of January 26th, 2018 (inception) to December 31st, 2018

Assets

Cash and Cash Equivalents	
Cheap Plate	1,643
Total Cash and Cash Equivalents	**1,643**
Current Assets	
Note(s) Payable	2,240
Prepayments	(1,188)
Total Current Assets	**1,052**
Property, Plant and Equipment	
Computer & Office Equipment	1,499
Total Property, Plant and Equipment	**1,499**
Total Assets	**4,194**

Liabilities and Equity

Liabilities	
Non-Current Liabilities	
Loan(s)	25,000
Total Non-Current Liabilities	**25,000**
Total Liabilities	**25,000**
Equity	
Current Year Earnings	(20,806)
Total Equity	**(20,806)**
Total Liabilities and Equity	**4,194**

Balance Sheet


Cheap Plate, Inc.
As of 31, January 2019


Assets

Cash and Cash Equivalents	
Cheap Plate	3,088
Total Cash and Cash Equivalents	**3,088**
Current Assets	
Note(s) Payable	1,240
Prepayments	(1,188)
Total Current Assets	**52**
Property, Plant and Equipment	
Computer & Office Equipment	1,499
Total Property, Plant and Equipment	**1,499**
Total Assets	**4,639**

Liabilities and Equity

Liabilities	
Non-Current Liabilities	
Loan(s)	28,000
Total Non-Current Liabilities	**28,000**
Total Liabilities	**28,000**
Equity	
Current Year Earnings	(2,555)
Retained Earnings	(20,806)
Total Equity	**(23,361)**
Total Liabilities and Equity	**4,639**

CHEAP PLATE, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JAN 26, 2018 (inception) TO DEC 31, 2018 AND JAN 31, 2019
(unaudited)

Income Statement

Cheap Plate, Inc. From Jan 26th ,2018 to Year ended 31 Dec 2018

Gross Profit	-
Operating Income / (Loss)	-
Other Income and Expense	
Advertising	(506)
Bank Service Charges	(108)
Business License & Fees	(273)
Dues & Subscriptions	(2,478)
Meals & Entertainment	(652)
Miscellaneous	(1,626)
Other Expense	(1,155)
Professional Fees	(12,394)
Reimbursable Expense	(1,998)
Vendor Refunds	384
Total Other Income and Expense	**(20,806)**
Net Income / (Loss) before Tax	**(20,806)**
Net Income	**(20,806)**
Total Comprehensive Income	**(20,806)**

Income Statement | Cheap Plate, Inc. | Page 1 of 1

Income Statement


Cheap Plate, Inc.
Year To Date Ended 31 January 2019


Gross Profit	-
Operating Income / (Loss)	-
Other Income and Expense	
Advertising	(101)
Bank Service Charges	(15)
Dues & Subscriptions	(372)
Meals & Entertainment	(327)
Other Expense	(21)
Professional Fees	(1,719)
Total Other Income and Expense	**(2,555)**
Net Income / (Loss) before Tax	**(2,555)**
Net Income	**(2,555)**
Total Comprehensive Income	**(2,555)**

Income Statement | Cheap Plate, Inc. |

Page 1 of 1

CHEAP PLATE, INC.
STATEMENTS OF CASH FLOWS
FOR JANUARY 26, 2018 (inception) YEARS ENDED DECEMBER 31, 2018 AND JANUARY 31, 2019
(unaudited)

Statement of Cash Flows

Cheap Plate, Inc.

For the month January 26, 2018 (inception) to year ended January 31, 2018

Operating Activities		
Payments to suppliers and employees		(21,190.02)
Cash receipts from other operating activities		383.66
Net Cash Flows from Operating Activities		**(20,806.36)**
Investing Activities		
Payment for property, plant and equipment		(1,499.16)
Other cash items from investing activities		(1,051.88)
Net Cash Flows from Investing Activities		**(2,551.04)**
Financing Activities		
Other cash items from financing activities		25,000.00
Net Cash Flows from Financing Activities		**25,000.00**
Net Cash Flows		**1,642.60**
Cash and Cash Equivalents		
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period		1,642.60
Net change in cash for period	**1,642.60**	

8

Statement of Cash Flows

Cheap Plate, Inc.

For the month ended January 31, 2019

Operating Activities

Payments to suppliers and employees	(2,554.58)
Net Cash Flows from Operating Activities	**(2,554.58)**

Investing Activities

Other cash items from investing activities	1,000.00
Net Cash Flows from Investing Activities	**1,000.00**

Financing Activities

Other cash items from financing activities	3,000.00
Net Cash Flows from Financing Activities	**3,000.00**

Net Cash Flows	**1,445.42**

Cash and Cash Equivalents

Cash and cash equivalents at beginning of period	1,642.60
Cash and cash equivalents at end of period	3,088.02
Net change in cash for period	**1,445.42**

Cheap Plate, Inc. STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY (UNAUDITED)

For the period of 01/26/2018 (inception) to 12/31/2018 & For the period ended January 1, 2019 - February 28, 2019

	Preferred Stock		Common stock		Paid-in	Accumulated	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Capital	Deficit	
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock		-	100	0	-	-	0
Shares issued for services	-	-	-	-	-	-	-
Contributed capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(20,806)	(20,806)
01/26/2018-12/31/2018	-	$ -	100	$ 0	$ -	$ (20,806)	$ (20,806)
Issuance of founders stock			8,000,000	80	-	-	80
Shares issued for services	-	-	350,000	35	-	-	35
Stock option compensation	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(2,555)	(2,555)
January 1, 2019 February, 28 2019	-	$ -	8,350,100	$ 115	$ -	$ (23,361)	$ (23,246)

NOTE 1- NATURE OF OPERATION Cheap Plate, Inc. was formed on January 26, 2018 ("Inception") in the State of Delaware. The financial statements of Cheap Plate, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York City. Cheap Plate is an online restaurant ordering platform for delivery & pick up food orders from local restaurants to local diners based in New York City. There are several major competitors in our market/industry including but not limited to: Grubhub/Seamless, UberEats, Doordash, Caviar, Delivery.com, Amazon Restaurants and Slice.com. Cheap Plate's uniqueness is that we may be the only platform that offers the largest, permanent customer loyalty program in the entire industry. All customers will receive a permanent 10% discount off every order placed on our platform without any menu price markups. Our discount offered will make it difficult for any of our current competitors to offer the same permanent discount to their customers/ may not be able to compete with Cheap Plate. Our concept will allow Cheap Plate to gain market share in a very competitive environment.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of January 26th, 2018 (inception) to December 31, 2018 AND January 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues when: (a) persuasive evidence that an agreement exists with the customer; (b) the service has been performed and delivery has occurred; (c) the fees are fixed and determinable; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation

allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware & New York state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The company currently has a private loan in the amount of $28,000.00. The loan has an interest rate of 10%, with a repayment term of 72 months. The loan, by agreement with the private lender is on deferment from making any loan repayments until the company can support the monthly payments.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
The company has authorized 12,000,000 shares of common stock with par value of $0.0001
As of February 28th, 2019, the company has issued a total of 8,350,100 shares of common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Note(s) payable: $2,240.00 -The CEO- R. Temple has note(s) payable to the company. All note(s) are interest free with a 6 (six) month balloon repayment term. One (1) note in the amount $1,000 was repaid in full January 2019. The balance of note(s) is $1,240.00 which are currently outstanding and matures in May 2019 and payable back to the company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through February 28th, 2019, the issuance date of these financial statements. In January 2019, the company requested a loan increase for an additional amount of $3,000.00 to be added to the original loan amount of $25,000.00 from its private lender. As of January 31, 2019, the new and total private loan balance is currently $28,000.00

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

0
Investors

$0.00
Raised of $10K - $107K goal

Cheap Plate
Online Restaurant Food
Ordering Platform

Small OPO   New York, NY
E-Commerce
Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

A rare and exciting opportunity to invest in the booming restaurant food delivery & pickup industry with our online restaurant ordering platform!

Invest in **Cheap Plate!**

We are offering an **exciting and NEW approach to the industry,** with the opportunity to gain market share by attracting and retaining customers by offering a **permanent discount on every order without any menu mark-ups!** Cheap Plate is launching in New York City, the most densely populated city with the highest restaurant concentration in the USA!

The industry may seem oversaturated. Contrary to this belief, *the market is not saturated. The industry is still in its infancy!*



It's all about the **Delicious Discount**™

ATTRACT A NEW STREAM OF CUSTOMERS! DELIGHT THOSE YOU HAVE ALREADY!

Why Join Cheap Plate?

Grow Your Business
- We offer low-/competitive commission options
- We will attract NEW customers to your restaurant with our customer discount
- You get top page listings- we rotate all restaurants to get you seen, which means more orders without paying very high commissions

The Customer Discount
- ALL customers will receive a fixed and PERMANENT discount at check-out
- The discount comes out of our commission
- Over 50% of the commission you pay us goes back to the customers!
- Customers are going to LOVE you for joining Cheap Plate

It's Free To Join
- No Up-Front Fees
- Risk Free, only pay when we send you an order
- No formal contracts to sign. No hidden or additional fees
- No new equipment required to receive orders
- Restaurants can offer their own coupon deals to increase more orders

UBS Investment Bank reported in June 2018 that they which they forecast delivery sales could rise an average of more than 20% per year to $365 billion worldwide by 2030. There is a long road ahead with strong growth to follow with ordering restaurant food online for delivery and pickup sales. This is why mega giants Uber & Amazon jumped into the industry

Cheap Plate believes it would be nearly impossible to gain any market share by offering the same old concepts. To enter the industry and go up against major competitors, you must offer something new that is beneficial to both consumers & restaurants. **Cheap Plate has that new approach!** *Based on our new approach to the market, we believe our major competitors may not be able to match our discount on a permanent basis to compete against us.*

It's Free For Restaurants to Join Cheap Plate. Restaurants only   Pay Our Commission When We Send Them a Customer Order!

About Us, Our Company's Philosophy & Mission!

Cheap Plate is a New York City-based online food delivery & pickup restaurant ordering platform. Our founder is not just an entrepreneur, he is also a New York City-based Chef who has a deep passion and understanding for everything food; from concept to cooking, and of course the delivery of delicious food. Our Chef-founder loves coming home from a long day in the kitchen, kicking back and ordering food delivery from many of his favorite local restaurants. Another thing that our founder loves as much as the delicious food is getting that food at a discount. However, all too often those "other platforms" either don't offer any discounts, or it annoyingly expires before he can use it

That's when the idea for Cheap Plate was born. No more expiring discounts or codes to enter. Instead, a permanent and generous fixed discount on everything ordered from local restaurants without any menu markups for delivery or pickup. Based on research, Cheap Plate offers the largest permanent customer loyalty program in the entire industry! "Get a delicious discount all day- every day" TM

"Our philosophy and mission are simple; by design, we plan on earning fewer profits than our competitors will earn, It's not just about us. Our mission Is about giving our restaurant partners the ability to receive orders from a restaurant online ordering platform & delivering their delicious food at a reasonable commission with a permanent discount going to every loyal customer"

Richard Temple
Cheap Plate Founder & CEO

How it Works

Customers Login to www.CheapPlate.com





- *The customer registers for free, then searches for restaurants for delivery or pickup in their area*
- *The customer browses the restaurants' menus without any price markups*
- *The customer adds their food items in their cart and* ***automatically gets a 10% delicious discount and checks out***
- *The customer makes their secured payment online or chooses to pay cash on free delivery or can pick up the order*

Cuisines



Customers May Search by Cuisine

Restaurants listed on our platform choose which type(s) of food they prepare and the food type will then appear on our platform for customers to pick their food choice

Powerful Customer Search Features

- *By Delivery Area*
- *Cuisine Type*
- *Ratings*
- *Popular*
- *Minimum Order for Delivery*
- *Pre-Order Available*
- *Restaurant Deals (Coupons)*
- *Online Payment Available*
- *Delivery or Pick Up*
- *Cash on Delivery*
- *Vegetarian*
- *Non-Vegetarian*



Stage of Development

Cheap Plate has successfully completed two phases of our platform technology & development. The completed phases of 1 & 2 were focused on building and customizing our platform to ensure that the designs & functionality meet the current industry standards', such as; including common types of cuisines available in our market, options for both delivery & pickup food orders and giving customers the option to pay by either credit/debit card or cash on delivery & the ability of adding an optional tip to the delivery person. We also integrated several API's (Application Programming Interface's) into our platform including but not limited to: Fully compliant Stripe payment gateway to have the ability to accept credit/debit card payments; automated phone calling to the restaurants that are triggered every time an order is placed and automated order faxing to the restaurants every time an order is placed.

One of the most important designs we completed is having all or our restaurants listed on our platform automatically &

randomly rotate every time our listing page(s) are loaded so every restaurant will make it to the top of our restaurant page and search listings without paying very high commissions. Other competitors charge restaurants very high commissions in order to maintain a restaurant on the top page listings on their platforms.

Cheap Plate is completely market ready to begin the signup process of adding restaurants & customers on our platform. Our platform is ready to process food orders and earn commissions/income immediately (BETA testing). Cheap Plate anticipates launching in our target area of Yorkville- Manhattan in May/June of 2019. We have additional customizations, one API & our Mobile Apps to integrate into our platform in phase 3 & 4. The additional customizations and API are not required in order to sign up restaurants & customers or to process any food orders.

Some of the additional customizations that we plan to integrate into our platform are, but not limited to; add an additional customer loyalty program into our platform (*the ability to add cash/credits to customer accounts for future use towards Cheap Plate orders); integrate/release all 6 (six) of our free customer & restaurant mobile apps for both Apple & Android phones; Install an API for an advanced & sophisticated cloud-based customer support via a accountable & trackable ticketed email system* (we are currently able to support customers with our installed email customer support contact form on the platform, the new API will replace our current email support form on our platform.

OFFERING TERMS

Investment

Convertible Promissory Note
Note converts to common shares when the company raises $3,000,000.00 in a qualified equity financing

Valuation Cap: $7,000,000.00 | Discount: 20%
Annual interest Rate: 5%* | Maturity Date: February 26th, 2021
Minimum Investment: $250.00

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See bonus below

What is a Convertible Note?
A convertible note offers you the right to receive Common Stock in Cheap Plate Inc.. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $3,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $7,000,000.00 Valuation Cap or if less, then you will receive a 20.0% discount on the price the new investors are paying. You also receive 5.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

Perks*

- **With an Investment of: $1,000-$4,999** - Receive a "Gyft Card(s)" in the amount of $150.00 - redeemable at over 200 top national retailers of your choice.
- **With an Investment of: $5,000-$24,999** - Receive a "Gyft Card(s)" in the amount of $250.00 - redeemable at over 200 top national retailers of your choice.
- **With an Investment of: $25,000+** - Receive a "Gyft Card(s)" in the amount of $500.00 - redeemable at over 200 top national retailers of your choice.



**All perks occur after the offering is completed.*

Our Technology

ILLINOIS

Our Data Center

- *Geographically located in Illinois for accessibility & speed to support local NYC & to support high speed for nationwide expansion*
- *Redundant electrical systems, electricity outages are prevented by multiple power feeds, on-site power generators and enterprise-class UPS technology*
- *High-end physical security. The data center is well protected by 24x7 human security, biometric access control, man traps, bulletproof lobbies, and video surveillance*

Our Dedicated Private Cloud Server

- *Outstanding ultra-fast advance speed & auto-scalable technology to meet any demand*
- *Advanced security/firewall protection*
- *Automatic daily backup system (we keep 7 off-site backups of our server from 7 consecutive days to guarantee no data will ever be lost)*
- *Daily malware monitoring*
- *Fully managed server with 99.99% uptime*



Our Restaurant Ordering Platform

- Designed to match our competitor's technology to level the playing field. Unlimited customer & restaurant database
- Mobile ready; we have a responsive layout to provide customers & restaurants a seamless experience across all desktop, tablets and mobile devices. Social Media sharing, supported login with email, Facebook. Unique tracking numbers for each order placed
- Highly advanced customer support ticketed system via email; *To be installed future phase*
- Highly secure and sophisticated Stripe credit card payment gateway; *fully* compliant. Automated commission splits between Cheap Plate and restaurants; *Currently integrated*



Our Free Mobile Apps

- Our free Mobile Apps are Pre-developed
- We will have a total of Six (6) FREE Mobile Apps for Buyers & Restaurants & The Restaurants Delivery Staff
- Both for Apple & Android Devices
- Our Restaurant & Delivery Staff Apps comes with GPS







food order tracking



Both Restaurant & Delivery Staff will have GPS food order tracking on the App

Computer Generated Image, final product may vary

How Our Platform is Uniquely Different From the Rest

Cheap Plate - *Market ready with a competitive edge to compete with all the major restaurant ordering platforms*

Other Competitors

Caviar, Doordash, Postmates, & UberEats. We will compete to capture their customers & restaurant partnerships, but their platforms are not compatible with Cheap Plate as they charge higher commissions, charge customers delivery fees, handles all the deliveries on every order, may or may not have a restaurant partnership in place & delivers food orders outside of the restaurants standard delivery zones

Our Platform can be modified to meet any future trend in the industry

Competitor Platform Comparison

Platform Features	Grubhub	Slicelife.com	Amazon Restaurants	Delivery.com	Cheap Plate
Accepts Credit/Debit & Cash Orders Accepts Delivery/ Pick-up Orders	✓	✓	✓	✓	✓
Allows Restaurants to Offer Coupons on Deals	✓	✓	✓	✓	✓
Powerful Search Features by: Cuisine/Minimum Price/Ratings/Delivery Location/Popular/Pre-Orders	✓	✓	✓	✓	✓
Allows Customer Ratings/Reviews Social Media Log-in and Sharing	✓	✓	✓	✓	✓
Free Mobile Apps to Customers & Restaurants	✓	✓	✓	✓	✓
Offers Restaurants 6 Unique Options to Receive Orders Without Having to Install New Equipment/Devices					✓
Free Delivery, Every Order, Every Restaurant, Everyday					✓
Offers All Customers a Permanent 10% Discount On Every Order					✓

Restaurant Rotating Listings

Cheap Plate will randomly rotate all restaurants on it's platform so every restaurant will make it to the top of our page listings, often without having to pay high commissions!

Other trademarks and brands are the property of their respective owner's

Restaurants on our Cheap Plate platform will **SAVE Money and EARN more profits with every Cheap Plate order vs orders from our competitors!**

Cheap Plate has the winning formula to attract restaurants to partner with our platform.

What Restaurants Pay

GrubHub **VS** **Cheap Plate**

15% – 30% Rate depends on how high restaurants shows up on their platform listing	**Commission**	15%-17% We rotate all of the restaurants on our platform to get restaurants seen on our top pages & searches results
100% of commission - except for occasional customer discounts	**Profits from Commissions**	5%-7% of commission after the customer receives our permanent 10% discount
3.05% +	**Credit Card Processing Fee**	2.9%* As soon as we receive a volume discount from our credit card processor, we will automatically lower our rates to restaurants

- Matching/Lower Commissions
- Rotation list placements to make it to our top pages/searches
- Lower credit card processing fees; *Fees will be further*



$ 0.30^	Credit Card Transaction Fee	$ 0.30*
$1.00 per daily release, free based on a weekly release^	Credit Card Funds Release Fee	$0-ZERO- We release funds every 3 days on a rolling basis to restaurants for FREE
From $3.00 - $7.00 per tracked call to the number assigned to the restaurant^	Telephone Order Charge Fee	$0-ZERO- We do not assign any phone numbers to track/charge for phone orders
^Source- The Tribeca Citizen	Full Fee Disclosure	*100% of these fees/charges are paid to our credit card processing company. Cheap Plate has no control when we will receive any volume discounts

*reduced as soon as Cheap Plate receives any volume discounts from our processor**

- No extra/hidden fees-Ever!
- Fast credit card fund releases for FREE
- No phone tracking order fees

The Largest Permanent Customer Loyalty Program in The Industry, based on our research!

Standing out from all of the major restaurant ordering platforms will be key for Cheap Plate to succeed in a very competitive Industry!

Largest Delicious Discount in The Industry!



Delivery.com
Offers a permanent "points" system where customers receives a certain amount of points on all orders place on their platform- points accumulate with each order (every $1.00 = 20 points)*
Customers must spend a minimum of $250.00 on orders before they can redeem (5,000) points for a $5.00 credit at check-out
Based on Spending up to $250.00 Total On Food Orders
*Source - delivery.com
Cheapplate.com
Offers a permanent & instant 10% discount on all orders at check-out
If a customer spends $250.00 on food orders placed on our platform, the customer would receive a total of $25.00 in instant discounts

Customer Loyalty Programs Work



Our 10% Delicious Discount
63% of consumers
say they modify spending habits to maximise loyalty benefits- Source -Bond
77% of consumers
say loyalty programs make them more likely to stay with brands- Source-Bond
75% of consumers
say discounted or free products was the most valuable loyalty program benefit- Source- Nielsen
63.1% of Millennials & 61.3 of GenX
view loyalty programs as important to them-Source- AlixPartners
79% of consumers
say discounts are the most important benefit to loyalty program members- Source- Bond
A- 5% increase
in customer retention can increase a company's profitability by 75%- Source- Bain & Co
70% of consumers
say they are more likely to recommend brands with a good loyalty program- Source-Bond
61% of millennials
use loyalty apps 1-5 times a week-Source- CSA
76% of Americans
think that loyalty programs are a important part of their relationship with brands-Source- Bond
72% of women & 56% of men
say rewards make them spend more - Source- Cherry London

How Restaurants Receive Orders From Cheap Plate

NO New Devices or Equipment to install at the restaurant



to receive Cheap Plate orders. The majority of our competitors require restaurants to install their equipment at the restaurant to receive orders from their platforms. Many Restaurants are inundated/frustrated with multiple tablets/devices placed on already tight counter spaces! We allow the restaurants to pick & choose which option(s) works best for their business

Six Unique Options Restaurants Receive Orders from Cheap Plate

1. ***From any Android Phone;*** Restaurants can receive & manage food orders from Cheap Plate with our free Mobile Apps; *Integrated future phase*
2. ***Via Fax;*** Restaurants instantly receives the food order by fax- *Currently integrated into our platform*
3. ***From any Apple iPhone;*** Restaurants can receive & manage food orders from Cheap Plate with our Free Mobile App; *Integrated future phase*
4. ***Automated Phone Call;*** Restaurants will receive an automated phone call alerting them they have a Cheap Plate order. *Currently integrated into our platform*
5. ***From any WiFi/Internet connected Tablet/PC;*** Restaurants may receive & manage orders directly on our Cheap Plate online platform. *Currently integrated into our platform through the restaurant's dashboard.*
6. **Via Email**; Restaurants will receive orders directly sent to any e-mail address; *Currently integrated into our platform*


These top franchised national chain restaurants are currently using our competitors platforms in New York City for customer pickup orders
SUBWAY
BURGER KING
Domino's


From Any Android Phone*
Receive & Manage orders directly on any Restaurants' Android phone with our free Cheap Plate Restaurant & Delivery Staff Apps
Sent To Restaurant Fax*
Receive the orders directly by fax
From Any Apple iPhone*
Receive & Manage orders directly on any Restaurants' Apple iPhone with our free Cheap Plate Restaurant & Delivery Staff Apps
Restaurant Apps have GPS Order Tracking
No New Devices or Equipment to Install to Receive Cheap Plate Orders for Restaurants
We Streamline Our Orders to the Restaurant Using Their Existing Methods/Equipment
Restaurants Choose The Best Options to Receive Orders
Automated Phone Call*
Receive an automated phone call to the restaurant alerting them they have a Cheap Plate order
Via any WiFi Connected Tablet/PC*
Receive orders from our on line platform using any internet connected Tablet-PC
Sent to Email*
Receive the order directly to any e-mail

BEYOND JUST RESTAURANT FOOD DELIVERY

CHEAP PLATE CAN PROCESS FOOD ORDERS FOR PICKUP ONLY

Cheap Plate is also able to list restaurants on our platform who are unable to deliver their food to customers. Cheap Plate can allow these restaurants to accept orders on our platform for pickup orders only. This will provide us the opportunity to seek partnerships with local franchise owners of popular fast food restaurants /national chain brands that do not offer any food delivery but are friendly to 3rd party ordering platforms

Customers will Save Even More Money with Pickup Orders:

- Our 10% delicious discount +
- No tips to pay on pickup orders- *Save the Tip, Make the Trip- TM*
- No minimum order amounts on pickup orders

Industry Forecast and Market Share

Pentallect is Forecasting 3rd Party Food Delivery Industry to Increase to **$15.5 Billion by 2022!**



Morgan Stanley is Forecasting 3rd Party Online Food Delivery Platforms to Increase **to $21.6 Billion by 2021!**



McKinsey & Company is Forecasting the Online Food Delivery Market Share to Increase to **58% by 2020!**





NPD, Cowen & Company is Forecasting Online & Offline Delivery Food Orders to Increase to **$75.9 Billion by 2022!**



Cowen & Company is Forecasting Online Food Orders by Market Share to Increase **to 65% by 2024!**


Online
40%
20%
0%
13%
22%
30%
38%
47%
49%
58%
42%
35%
2012
2014E
2016E
2018E
2020E
2022E
2024E
Online Food Orders v/s Offline Food Orders
Data based on Cowen and Company Research Report

Investors Are Craving Food Delivery Companies- *Wall Street Journal*


Valuation, in billions
Restaurants
Delivery companies
Yum Brands
$28.2 billion
UberEats
20
Chipotle
12.1
Grubhub
10.5
Wendy's
4.0
DoorDash
4.0
Cheesecake Factory
2.2
Jack in the Box
2.1
Sonic
1.5
Postmates
1.2

Valuations of 3rd party delivery companies are rising fast! Restaurant and grocery delivery companies are the latest feeding frenzy for investors, who are betting that appetites for food brought to the home & workplaces will continue to grow. ***Venture-capital firms have invested $3.5 billion in food and grocery delivery service so far in 2018***, more than triple the amount they invested in all of 2017; according to Pitchbook

Investors & industry leaders expect delivery to boom! Takeout & delivery will represent **15% of restaurant sales a decade from now up from 5% today- According to Mizuho Securities**

The competition is fierce. *GrubHub is the leader, with approximately 50% of the market share; their market share is declining due to competitors gaining in, followed by UberEats with 21% of the market, DoorDash with 15%, Postmates with 9%, Caviar with 4%, and Delivery.com/ Amazon Restaurants with 1% - as well as others with similar or less market share!*


National food delivery market share


An Untapped Market Potential?
Most people do not order food for delivery or pickup from restaurants because they think it's too expensive. Our platform is designed and built to draw in new customers to restaurants with our permanent discount, as well as capture the customers who regularly order in the neighborhood! Cheap Plate has the winning formula to truly GROW a restaurants business.
5%
6%
7%
37%
14%
17%
23%
17%
18%
Expensive
Order for Take out
Delivery not available
Delivery time too long
Not convenient
Limited food choices
Poor food condition
Poor food quality
Poor customer service
Source - Alfawise - J. P. Morgan Chase

Cheap Plate has the potential to tap into a new market of customers who normally do not order from restaurants

According to a survey conducted by Alfawise; J.P. Morgan Chase

The majority of people do not order food from restaurants because they think it's too expensive. Our permanent discount may potentially attract new customers to restaurants on our platform

Our Sources of Income


Commissions From Restaurant Food Orders
Our primary source of revenue will come from automatic commission splits on the sale of food orders through the platform. Our commission percentage will range from 5%-7% of food orders, after the customer receives our discount.
Banner Ad Placement on our Platform from Restaurants
Our secondary source of revenue will come from banner ads we will sell to restaurants seeking to further promote their restaurant on our platform. Ads will only appear in the restaurants delivery zones- giving us multi ad spots to sell within our single platform
Monetize our Blog Page with 3rd Party Ads
We will have the option to allow 3rd party/non-restaurant advertisers to place ads on our blog page with relevant content on the platform- Our blog page is currently built into our platform- (currently inactive)

Cheap Plate Charges Restaurant Commissions That Match/Beat the Most Successful Platform - www.GrubHub.com

After our 10% Discount is Given to All Customers at Check-Out, Cheap Plate will Earn Commissions and Revenue That is Similar/Matching to the Successful Platform - www.Slicelife.com

Closest Competitor Income Commission Analysis

SliceLife.com -VS- CheapPlate.com


A Limited Market Capture Mainly Focused on Just Pizzarias
Built A Lean & Cost Effective Back Office
Venture Capital Fund Raise - $15 Million in 2017 - $20 Million total To Date*
Slice
Slice was founded in 2010 and is a restaurant ordering platform that focuses on the US domestic pizza delivery market- primarily forming partnerships with only pizza restaurants on their platform. The delivery of the food orders are handled by the restaurants own couriers.
Slice charges a flat fee of $1.95 per order with no commission percentage structure on order totals. According to their Founder & CEO- Mr. Ilir Sela, the average they earn is around 6%-7% of order totals.*
Cheap Plate
Cheap Plate will charge restaurant's a low & competitive percentage commission on the total food order. Cheap Plate will focus on forming partnerships with all restaurants in the industry, not just pizzerias. The delivery of the food orders are handled by the restaurants own couriers.
Cheap Plate will give every customer a permanent 10% discount from our commissions. The average commission we will earn will be from 5%-7% of order totals after the customer receives the discount.
We have Designed and Will Build A lean & Cost Effective Back Office
Well Positioned for Investor Fund Raises
Unlimited Market Capture Potential, Not Just Pizzarias, but all Restaurants

Sources:

* Cision PRWeb

* New York Times- Interview w/ Mr. Sela

Comparable Commission Earning Structure

Slice - vs - Cheap Plate



Slice / $1.95 Flat Commission on Every Order
Cheap Plate / 5% - 7% Commission^ -After the 10% Customer Discount
$1.95 or 7.8% of total per order
Commission on a $25 Food Order
5.0% = $1.25
6.0% = $1.50
7.0% = $1.75
$1.95 or 5.6% of total per order
Commission on a $35 Food Order
5.0% = $1.75
6.0% = $2.01
7.0% = $2.45
^Restaurants must meet a certain criteria to obtain our lower commission options
The Average Food Order Amount is $30.00
Source- GrubHub Investor Stack

Closest Comparable Competitor Analysis by Commission Charged

Commission Structure/Based on Listing Placement

GrubHub -vs- Cheap Plate



GrubHub offers restaurants two different commission structures in the densely populated NYC market+
Cheap Plate offers restaurants three different commission structures in the densely populated NYC market
Restaurants pay a 15% Commission but are listed on the end of their listings/search results
Non-Sponsored Listing*
Restaurants pay either a 15% or 16% commission but will be rotated to reach top listings/search results*
Restaurants pay a 20% -30% commission to bid against other restaurants to reach the top listings/search results
Sponsored Listing*
Restaurants pay a 17% commission if unable to meet a certain criteria for a lower commission rate - but will be rotated to reach top listings/search results



*Cheap Plate does not offer any type of sponsored listing commission structure. * Restaurants must meet a certain criteria to obtain our lower commission options.
*Source- Business.com
Other trademarks and brands are the property of their respective owner's

Our Launch Market - New York City by The Numbers

New York City is the number #1 market in the USA for online platform restaurant & pickup food orders!

*Cheap Plate has an incredible opportunity to gain market share in NYC with **over 10,000* potential restaurants that are already using 3rd party restaurant ordering platforms***

Our commissions charged to restaurants match/beat GrubHub based on restaurant listing placements on our platform!

We offer the largest permanent customer discount in the entire industry to capture and retain customers based on our research

Our platform is built to compete with the industry leader- GrubHub!













* Based on Grubhub restaurant partnerships in NYC
Source- GrubHub.com
Our NYC market is the number # 1 city in the USA for online restaurant food orders!
Our commissions charged to restaurants match/beat GrubHub based on list placement
We have an incredible opportunity to gain market share with over 10,000* potential restaurants that already use ordering platforms to form partnerships
We offer the longest customer loyalty program in the industry to capture & retain customers!
Our platform is built to compete with the industry leader, GrubHub

Our launch Market -New York City, Population by the Numbers

8,622,698
People

Our launch Market -New York City, Restaurants by the Numbers

26,486
Restaurants

GrubHub Has Approximately 10,131* Restaurant Partnerships in Our Market of NYC

Over 10,000
Platform Friendly
Restaurants

Restaurants
Handles All Food
Deliveries

Our Launch Area of Yorkville- Manhattan

Cheap Plate will launch in one neighborhood in Manhattan to build our business and brand. We will Beta



test our platform, fix any bugs, conduct a full needs analysis before we begin to expand into all of
New York City

Yorkville -Manhattan is a neighborhood located on the Upper East Side of Manhattan, *nestled between Central Park / 5th Avenue and the East River.* **The total population of Yorkville is approximately 131,436 residents**

Yorkville has approximately 527* restaurants on GrubHub's platform. Cheap Plate will seek to form partnerships with these platform friendly restaurants as we launch & expand into Yorkville



Using GrubHub's demographics of customers who order restaurant food from their platform, we conducted a Facebook demographic search based on the age & gender of GrubHub's active customers for targeted Facebook ads to attract & grow our customer base

Cheap Plate has approximately 100,000 potential customers within our reach in our launch area of Yorkville-Manhattan



GrubHub has Approximately 527* Restaurant Partnerships in Our Launch Area of Yorkville-Manhattan - NYC

Market Capture Share of Competitors in Our Launch Area of Yorkville-Manhattan NYC





Our Cheap Plate Platform is Scalable. We Have Identified the Top Cities/Markets for National Expansion Beyond NYC

Austin

Boston





Chicago
Los Angeles
Miami
Philadelphia
San Francisco
Seattle
Washinton, DC

Back Office Operations/Achieving Profitability



Customer Support Via Email Only

Providing excellent customer service is essential to our long term success. We will install a sophisticated cloud based, ticketed and accountable email customer support system to assist customers. We will be able to scale & integrate Live Chat support as we grow and can financially support such functions going forward

Small Corporate Office

We will maintain a small corporate office as the hub of all company operations

Cloud Based Technology

We will utilize sophisticated, secured cloud based technology to provide Customer Relation Management (CRM) support, and to monitor and manage our back office operations

One of the biggest challenges was strategizing our path to become and stay profitable *while earning lower commissions after we give our customers a 10% permanent discount*

We carefully analyzed, planned and designed our back office operations to ensure a smooth, profitable and scalable operation for rapid growth and high-quality customer service to both our food ordering customers and our restaurant partners!

Cheap Plate Will Utilize Unique Marketing Strategies



As Part of Our Multi-Level Marketing Strategy, Cheap Plate will provide restaurants listed on our platform with our



will provide restaurants listed on our platform with our company decals/window stickers that will attract attention from potential customers



CHEAP PLATE™
Get a 10% Discount on The Full Menu at This Restaurant
All Day, Every Day - No Menu Markups - Pickup or Free Delivery
Discounts Are Only Available By Ordering Online From Cheap Plate
www.CheapPlate.com

Our Restaurant Window Decals/Stickers are Very Eye Catching and may be seen by thousands of locals, workers, and visitors/tourist who may walk by restaurants in NYC every day to potentially allow us to capture new customers!

Invest in Cheap Plate Today!

Our Cheap Plate platform is **ready to launch** for *restaurant & customer signups. We are able to process food orders and earn income immediately. Our platform has been pre-tested and we are ready to begin live Beta testing!*



Cheap Plate is a **rare opportunity to invest in an industry that has a proven track record and is forecasted to explode with continuing growth!**

Cheap Plate has the right team members in place to lead the company to success with expertise in; Food/Culinary, Sales, Training & Marketing, Consumer & Business Research, and Finance.

Get A Delicious Discount
All Day–Every Day!
Register Now
Find Now

We believe our top competitors may not be able to compete with Cheap Plate by offering a matching permanent 10% discount to their customers, but we will be able to compete with all of them!



June 2016
Cheap Plate is Born
The idea behind Cheap Plate is Born!
August 2016
Developer Chosen
Our platform developer is chosen, consultation on cost & designs begin
September 2016
Market Research Begins
Extensive market research begins for restaurant ordering platforms/Industry
November 2017
Custom Designs & Cost Completed
The final custom designs & cost analysis is completed with our developer
January 2018
Cheap Plate Incorporates!
Cheap Plate Incorporates in Delaware!
April 2018
Cheap Plate Contracts with Developer
Cheap Plate contracts with developer & begin building our platform
December 2018
Developer Delivers Platform
Our developer delivers our custom pre-tested platform to Cheap Plate
March 2019
Launched on StartEngine
Now YOU can own a part of our company!
May/June 2019
Cheap Plate Launches in Yorkville-NYC
Cheap Plate will launch in Yorkville-NYC to begin signing up restaurants & customers, begin Beta testing. "ANTICIPATED"
July/August 2019
Additional integrations, Mobile Apps
Cheap Plate will complete additional integrations-API, release our Mobile Apps "ANTICIPATED"

Meet Our Team





Richard Temple

Founder & CEO- Cheap Plate

Chef Richard Temple is the Founder & CEO of Cheap Plate. Richard comes from a very diverse and dynamic background having worked at some of the top banks, investment & brokerage firms on Wall Street as well as one of the largest real estate investment trust (REIT) in the United States. Most notable are American Express, Citigroup, Lehman Brothers & Merrill Lynch. Richard also served as a Commercial Real Estate Project Management Consultant for the United States Postal Service (USPS). Additionally, Richard worked as a Commercial Real Estate Finance Consultant & Broker. After more than 25 years serving in various corporate positions, Richard envisioned a change and followed his passion for cooking to pursue a career as a Professional Chef. Richard attended & graduated with the highest honors from The Institute of Culinary Education (ICE) in New York City- classically trained in French Culinary Arts. Richard successfully completed his restaurant externship at Dovetail, a Michelin-Starred restaurant located in New York City. Richard then went on to serve as a Personal Chef for some of New York's most prominent families. Richard also served as a Chef Instructor of Culinary Arts- teaching at Greenwich House, one of the oldest established nonprofit organizations in New York City.



John Murphy

Board of Director- Advisor

National Sales Trainer TAG Heuer- North America John Murphy is a Learning, Development and Sales Executive with over two decades of experience. His concentration has been the strategic delivery of a superior Client Experience through training and coaching retail populations, ultimately



Meredith Gilfeather

Board of Director- Advisor

President The Gilfeather Group, Inc. Meredith Gilfeather has spent her career using survey research and advanced analytic techniques to help organizations develop persuasive messages and target those messages to key audiences. Much of Meredith's career has been concentrated in the healthcare



David Masor

Board of Director - Advisor

Managing Partner Kbell Properties David Masor has recently started a Real Estate investment company, Kbell Properties, with a focus on purchasing single and multi-family properties throughout the Northern New Jersey suburbs. David has successfully transitioned into the real estate

leading to revenue growth. He has worked with many storied companies including L'Occitane en Provence, Tourneau and Italian luxury house Bulgari. John is keenly aware of the connection between training, client experience and sales and will bring that sensibility to CheapPlate.com as well as his skills in needs analysis, marketing and strategic planning.

arena. She has worked with pharmaceutical companies, advocacy groups and PR firms on research initiatives with physicians and patients across a wide range of therapeutic areas. In addition to her work in healthcare, Meredith has extensive experience in publishing, retail, food service, travel, financial services and political strategy. Her work has encompassed a number of different types of audiences, such as consumers, physicians, and business leaders. Prior to launching The Gilfeather Group, much of her career was spent at Yankelovich (now part of Kantar Consulting). She has also held senior research positions at Knowledge Networks and Greenberg Quinlan Rosner Research. Meredith holds a B.A. in Sociology from Bates College, and has been a guest lecturer at the University of North Carolina's Kenan-Flagler School of Business. She performs improv, stand up, and sketch comedy in and around Portland, ME.

industry after having worked on Wall Street and in the financial industry for the last 18 years. David most recently was the Director of Credit Trading at Clarksons Platou, a London based brokerage firm with a focus on the shipping and energy sectors. David began his successful financial markets career as an institutional sales trader at Spear Leeds & Kellogg, a division of Goldman Sachs. Following Goldman, he moved on to the hedge fund business where he worked most of his career. He was the Head Trader for Cobalt Capital, Sonterra Capital, and Elmbank Capital where he traded and managed investments in numerous asset classes including debt, equities, derivative products, and commodity futures. David graduated from the University of Colorado in 1996 with a Bachelor of Science in Finance. He currently resides in Montclair, NJ with his wife Lana and two young boys, Ezra and Bodhi.

Offering Summary

Company	Cheap Plate Inc.
Corporate Address	306 E 92nd Street, Apt 1R, New York, NY 10128
Offering Minimum	$10,000.00
Offering Maximum	$107,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Convertible Promissory Notes
Type of Equity Converted Into	Common Stock

Type of Equity Converted Into : Common Stock

Conversion Trigger : $3,000,000.00

Maturity Date : February 26, 2021

Valuation Cap* : $7,000,000.00

Discount Rate : 20.0%

Annual Interest Rate : 5.0%

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See shareholder bonus below

What is a Convertible Note?

A convertible note offers you the right to receive Common Stock in Cheap Plate Inc.. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $3,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $7,000,000.00 Valuation Cap or if less, then you will receive a 20.0% discount on the price the new investors are paying. You also receive 5.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

Perks*

With the Investment of: $1,000-$4,999- Receive a "Gyft Card(s)" in the amount of *$150.00* - redeemable at over 200 top national retailers of your choice.

With the Investment of: $5,000-$24,999- Receive a "Gyft Card(s)" in the amount of *$250.00* - redeemable at over 200 top national retailers of your choice.

With the Investment of: $25,000+ - Receive a "Gyft Card(s)" in the amount of *$500.00* - redeemable at over 200 top national retailers of your choice.

*All perks occur after the offering is completed.

StartEngine shareholders bonus

Cheap Plate Inc. will offer 10% additional bonus interest for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments; Salary payments made to one's self, a friend or relative; Any expense labeled "Administrative Expenses" not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Inter company debt or back payments

Offering Details



Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

> (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2018 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

> (i) To the Company;
>
> (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
>
> (iii) As part of an offering registered under the Securities Act with the SEC; or
>
> (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

> (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net

worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND

WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to: %%ADDRESS_OF_ISSUER%%

> If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this

Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible   %%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned
by, and should be recorded on the Company's books as
held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

This Subscription is   %%NAME_OF_ISSUER%%
accepted   By:
on %%TODAY%%.   %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2019 - CF

$%%VESTING_AMOUNT%% %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on February 26, 2021 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $3,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $7,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into

which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $7,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

> a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

> b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

> c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

> d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

> e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

> f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

> g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee.

Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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